

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Via E-mail
Michael Bauersachs
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 210
Lexington, Kentucky 40507

> **Re:** **Ramaco Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 11, 2017**
> **File No. 333-215363**

Dear Mr. Bauersachs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

Metallurgical Coal Industry, page 2

1. We note your disclosure on page 3 and elsewhere regarding quarterly coal prices of $200 per MT and the graph that shows prices increasing above $250. It appears that metallurgical coal prices have recently declined. Please update your disclosure to reflect recent price declines and the factors causing the price declines or advise.

Use of Proceeds, page 53

2. We note your revised disclosure that you intend to use the majority of the proceeds for general corporate purposes, in response to prior comment 3. It remains unclear from this disclosure how you intend to use the proceeds. Please clarify. If you have no current

specific plan for the proceeds state that and discuss the principal reasons for an offering of this size. Refer to Item 504 of Regulation S-K.

Dilution, page 56

3. We note your disclosure of 35,262,576 shares issued and outstanding before the offering. Please explain and reconcile these shares to the preferred units and member's equity included in your financial statements at September 30, 2016.

Note 9. Equity-Based Compensation

4. On August 31, 2016, you granted to two executives an aggregate of 333 thousand options for purchase of common units for an exercise price of $15 per unit. We note you estimated the fair value of the unit options using the Black-Scholes option pricing model. Please revise to provide a description of the significant assumptions used to estimate the fair value, including volatility, expected term and risk-free interest rate. Please also tell us your assumptions used for forfeitures. Refer to the guidance in FASB ASC 718-10-50-2(f)(2).

5. We note that on December 22, 2016, the terms of your outstanding stock options were amended and will vest in full, with the consummation of this offering. We also note that the stock options will be converted into options under the LTIP to purchase 937,424 shares of common stock at an exercise price of $5.34 per share. Please provide the following:
    a. a detailed discussion of the significant factors considered, assumptions made and methodologies used in determining the fair value of the underlying common stock at August, 31, 2016, grant date.
    b.   factors contributing to the difference in the fair value determined at the grant date and the initial public offering price.
    c. describe the significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of underlying common stock.
    d. tell us how you intend to account for the modification of your existing awards and provide the amount of additional compensation expense, if any, that you will incur as a result of such modification.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Nasreen Mohammed, Senior Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202) 551-3610 with any engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Julian J. Seiguer, Esq.
       Vinson & Elkins LLP